Filed by Aetna Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Coventry Health Care, Inc.
(Commission File No.: 1-16477)

The following is a summary of certain 2012 projected financial information and metrics provided by Aetna on August 20, 2012.  This information is provided for reference only, and has not been updated since August 20, 2012.  You should consider the information to speak only as of August 20, 2012.  Aetna does not assume any responsibility to update the information to reflect subsequent events.  Please also refer to the Cautionary Statement below for additional information regarding important risk factors that may affect the forward looking and other information in this document.

You should read this information in conjunction with Aetna’s press release issued August 20, 2012 and should review the replay of the related investor call in full, since the press release provides further discussion of Aetna’s results, and the investor call provides important context for the forward looking information.

Aetna Inc. 2012 Guidance at August 20, 2012 (Full-year unless otherwise noted)
Aetna Inc.
Operating Earnings (1)	~$1.75 billion
Weighted-Average Diluted Shares (2)	344 million - 347 million
Operating Earnings Per Share (1)	$5.00 - $5.10
Transaction Expenses	Projected transaction costs for the pending acquisition of Coventry Health Care are excluded from reported operating metrics in 2012
Pre-Tax Operating Margin (3)	8.5% to 9.0%
Revenue (4)	Increase of ~6% compared to 2011
Business Segment Operating Expense Ratio (5)	The higher end of the 18.5% - 19.0% range
Debt-to-Total Capitalization Ratio (6)	~30%
Operating Cash Flow	Greater than 2012 operating earnings (1)
Net Dividends from Subsidiaries	~$1.8 billion
Excess Cash Flow to the Parent (7)	~$1.45 billion

Health Care Segment
Medical Membership	18.2 million, driven by second half 2012 additions in Commercial ASC, expansion in Medicaid, and projected growth in Commercial Insured and Medicare
Commercial Medical Benefit Ratio	81.5% +/- 50bp
Medicare Medical Benefit Ratio	Mid 80%’s
Premium Yield	Pricing to an appropriate margin to reflect underlying medical cost trend
Medical Cost Trend	6.5% +/- 50bp

Note:  The symbol “~” means “approximately”.

August 20, 2012	Aetna Inc.	Page 1 of 3

Footnotes

(1)
Projected operating earnings and projected operating earnings per share also exclude from net income any future net realized capital gains or losses and other items, if any, that neither relate to the ordinary course of our business nor reflect our underlying business performance. Projected operating earnings and projected operating earnings per share also exclude projected transaction costs related to the Coventry Health Care, Inc. acquisition. Aetna is not able to project the amount of future net realized capital gains or losses or any such other items (other than projected transaction costs related to the Coventry acquisition) and therefore cannot reconcile projected operating earnings to projected net income or projected operating earnings per share to projected net income per share in any period.  Although the excluded items may recur, management believes that operating earnings and operating earnings per share provide a more useful comparison of Aetna’s underlying business performance from period to period.  Net realized capital gains and losses arise from various types of transactions, primarily in the course of managing a portfolio of assets that support the payment of liabilities.  However, these transactions do not directly relate to the underwriting or servicing of products for customers and are not directly related to the core performance of Aetna’s business operations.  In addition, management uses operating earnings to assess business performance and to make decisions regarding Aetna’s operations and allocation of resources among Aetna’s businesses. Operating earnings is also the measure reported to the Chief Executive Officer for these purposes.

(2)
The Coventry acquisition will reduce Aetna’s ability to repurchase shares prior to the closing of the acquisition and may limit Aetna’s ability to achieve the low end of the weighted-average diluted shares guidance range.

(3)
In order to provide useful information regarding Aetna’s profitability on a basis comparable to others in the industry, without regard to financing decisions, income taxes or amortization of other acquired intangible assets (each of which may vary for reasons not directly related to the performance of the underlying business), Aetna’s projected pretax operating margin is based on projected operating earnings, as described in (1), excluding interest expense, income taxes and amortization of other acquired intangible assets.  Management also uses pretax operating margin to assess Aetna’s performance, including performance versus competitors.

(4)
Projected revenue also excludes any future net realized capital gains or losses and other items, if any, from total revenue.  Aetna is not able to project the amount of future net realized capital gains or losses or any such other items (other than transaction costs related to the Coventry acquisition) and therefore cannot reconcile projected revenue to projected total revenue or to a projected change in total revenue in any period.

(5)
The projected business segment operating expense ratio is calculated by dividing projected operating expenses, excluding other items, by projected revenue, as described in (4), for our business segments, Health Care, Group Insurance and Large Case Pensions. The projected business segment operating expense ratio also excludes projected transaction costs related to the Coventry acquisition. Aetna is not able to project the amount of future net realized capital gains or losses or any such other items (other than projected transaction costs related to the Coventry acquisition) and therefore cannot reconcile the projected business segment operating expense ratio to a comparable GAAP measure.

(6)
Guidance currently excludes any advance issuance of debt related to the Coventry acquisition. We expect to replace our existing bridge financing with permanent financing later in 2012. Any such advance issuance in 2012 will increase our debt-to-total capitalization ratio as compared to our ~30% guidance for 2012.  Upon completion of the Coventry transaction, we currently expect that our debt-to-total capitalization ratio will be ~40%.

(7)
Excess cash flow available to the parent after payment of estimated fixed charges, shareholder dividends, issuance and/or maturity of debt, and inclusive of estimated available cash from employee stock programs.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  Aetna Inc. (“Aetna”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a proxy statement/prospectus and Coventry Health Care, Inc. (“Coventry”) will file with the SEC a proxy statement/prospectus, and each of Aetna and Coventry will file other documents with respect to the proposed acquisition of Coventry and a definitive proxy statement/prospectus will be mailed to stockholders of Coventry.  INVESTORS AND SECURITY HOLDERS OF COVENTRY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Aetna or Coventry through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204.  Copies of the documents filed with the SEC by Coventry will be available free of charge on Coventry’s internet website at http://www.cvty.com or by contacting Coventry’s Investor Relations Department at 301-581-5717.

Aetna, Coventry, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Coventry is set forth in its Annual Report on Form 10-K for the year ended December 31, 2011, which was filed with the SEC on February 28, 2012, its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 6, 2012, and its Current Report on Form 8-K, which was filed with the SEC on May 31, 2012.  Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2011 (“Aetna’s Annual Report”), which was filed with the SEC on February 24, 2012, its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 9, 2012 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 (“Aetna’s Second Quarter 10-Q”) which was filed with the SEC on July 31, 2012.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

August 20, 2012	Aetna Inc.	Page 2 of 3

Cautionary Statement Regarding Forward-Looking Statements

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control.

Statements in this document that are forward-looking, including Aetna’s projections as to operating earnings, weighted-average diluted shares, operating earnings per share, transaction expenses, pre-tax operating margin, revenue, business segment operating expense ratio, debt-to-total capitalization ratio, operating cash flow, net dividends from subsidiaries, excess cash flow to the parent, medical membership, commercial medical benefit ratio, Medicare medical benefit ratio, premium yield and medical cost trend and the impact of the pending transaction on any of these metrics, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna’s control.  Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Aetna’s ability to achieve the synergies and value creation contemplated by the proposed acquisition; Aetna’s ability to promptly and effectively integrate Coventry’s businesses; the diversion of management time on acquisition-related issues; and the implementation of health care reform legislation and changes in Aetna’s future cash requirements, capital requirements, results of operations, financial condition and/or cash flows.  Health care reform will significantly impact Aetna’s business operations and financial results, including Aetna’s medical benefit ratios.  Components of the legislation will be phased in over the next six years, and Aetna will be required to dedicate material resources and incur material expenses during that time to implement health care reform.  Many significant parts of the legislation, including health insurance exchanges, Medicaid expansion, the scope of “essential benefits,” employer penalties and the implementation of minimum medical loss ratios, require further guidance and clarification both at the federal level and/or in the form of regulations and actions by state legislatures to implement the law.  In addition, pending efforts in the U.S. Congress to repeal, amend, or restrict funding for various aspects of health care reform, the 2012 presidential and congressional elections, and the possibility of additional litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform.  As a result, many of the impacts of health care reform will not be known for the next several years.  Other important risk factors include: adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect Aetna’s business model, restrict funding for or amend various aspects of health care reform, limit Aetna’s ability to price for the risk it assumes and/or reflect reasonable costs or profits in its pricing, such as mandated minimum medical benefit ratios, eliminate or reduce ERISA pre-emption of state laws (increasing Aetna’s potential litigation exposure) or mandate coverage of certain health benefits); Aetna’s ability to differentiate its products and solutions from those offered by its competitors, and demonstrate that its products lead to access to better quality of care by its members; unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu, increased COBRA participation rates or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; increases resulting from unfavorable changes in contracting or re-contracting with providers, and increased pharmacy costs); failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to us; adverse changes in size, product mix or medical cost experience of membership; Aetna’s ability to diversify its sources of revenue and earnings; adverse program, pricing or funding actions by federal or state government payors, including curtailment or elimination of the Centers for Medicare & Medicaid Services’ star rating bonus payments; the ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; the ability to successfully implement Aetna’s agreement with CVS Caremark Corporation on a timely basis and in a cost-efficient manner and to achieve projected operating efficiencies for the agreement; Aetna’s ability to integrate, simplify, and enhance its existing information technology systems and platforms to keep pace with changing customer and regulatory needs; the success of Aetna’s health information technology initiatives; Aetna’s ability to successfully integrate its businesses (including Medicity, Prodigy Health Group, PayFlex, and Genworth Financial Inc.’s Medicare Supplement business and other businesses Aetna may acquire in the future, including Coventry) and implement multiple strategic and operational initiatives simultaneously; managing executive succession and key talent retention, recruitment and development; the outcome of various litigation and regulatory matters, including guaranty fund assessments and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of Aetna’s payment practices with respect to out-of-network providers and/or life insurance policies; reputational issues arising from its social media activities, data security breaches, other cybersecurity risks or other causes; the ability to develop and maintain relations with providers while taking actions to reduce medical costs and/or expand the services Aetna offers; Aetna’s ability to maintain its relationships with third party brokers, consultants and agents who sell Aetna’s products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; and a downgrade in Aetna’s financial ratings.  For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna’s Annual Report and Aetna’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (Aetna’s “First Quarter 10-Q”) and Aetna’s Second Quarter 10-Q (together with Aetna’s First Quarter 10-Q, Aetna’s “Quarterly Reports”), each on file with the SEC.  You also should read Aetna’s Annual Report and Aetna’s Quarterly Reports for a discussion of Aetna’s historical results of operations and financial condition.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Coventry.  Neither Aetna nor Coventry assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

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August 20, 2012	Aetna Inc.	Page 3 of 3